Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2019

- Net Revenues up by 33.8% Year-Over-Year

- Non-GAAP Income from Operations down by 0.2% Year-Over-Year

- Net loss Attributable to TAL was US$14.4 million, compared to net income attributable to TAL of US$77.0 million in the same period of the prior year

-Total Student Enrollments of normal priced long-term course up by 54.5% Year-Over-Year

(Beijing–October 24, 2019)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2020 ended August 31, 2019.

Highlights for the Second Quarter of Fiscal Year 2020

-	Net revenues increased by 33.8% year-over-year to US$936.6 million from US$699.8 million in the same period of the prior year.
-	Income from operations decreased by 13.5% year-over-year to US$69.9 million, from US$80.9 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 0.2% year-over-year to US$98.8 million, from US$99.0 million in the same period of the prior year.
-	Net loss attributable to TAL was US$14.4 million, compared to net income attributable to TAL of US$77.0 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 84.8% to US$14.5 million from US$95.1 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.02. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.02. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,542.3 million as of August 31, 2019, compared to US$1,515.6 million as of February 28, 2019.
-	Total Student Enrollments of normal priced long-term course increased by 54.5% year-over-year to approximately 3,413,120 from approximately 2,208,640 in the same period of the prior year.

Highlights for the Six Months Ended August 31, 2019

-	Net revenues increased by 31.1% year-over-year to US$1,639.4 million from US$1,250.4 million in the same period of the prior year.
-	Income from operations decreased by 18.4% to US$127.3 million from US$155.9 million in the same period of the prior year.
-	Non-GAAP income from operations decreased by 3.6% to US$182.2 million from US$188.9 million in the same period of the prior year.

-	Net loss attributable to TAL was US$21.7 million, compared to net income attributable to TAL of US$143.8 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 81.2% to US$33.2 million from US$176.9 million in the same period of the prior year.
-	Basic and diluted net loss per ADS were both US$0.04. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.06 and US$0.05, respectively.
-	Average student enrollments of normal priced long-term course per quarter during fiscal year 2020 increased by 49.6 % year-over-year to approximately 2,565,660 from approximately 1,715,200 in the same period of fiscal year 2019.
-	Total physical network increased from 676 learning centers in 56 cities as of February 28, 2019 to 758 learning centers in 69 cities as of August 31, 2019.

Financial and Operating Data——Second Quarter and First Six Months of Fiscal Year 2020

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2018	2019	Pct. Change
Net revenues	699,783	936,626	33.8%
Operating income	80,891	69,939	(13.5%)
Non-GAAP operating income	98,992	98,795	(0.2%)
Net income/(loss) attributable to TAL	76,990	(14,400)	(118.7%)
Non-GAAP net income attributable to TAL	95,091	14,456	(84.8%)
Net income/(loss) per ADS attributable to TAL – basic	0.14	(0.02)	(117.9%)
Net income/(loss) per ADS attributable to TAL – diluted	0.13	(0.02)	(118.9%)
Non-GAAP net income per ADS attributable to TAL – basic	0.17	0.02	(85.5%)
Non-GAAP net income per ADS attributable to TAL – diluted	0.16	0.02	(85.3%)
Total Student Enrollments of normal priced long-term course	2,208,640	3,413,120	54.5%

	Six Months Ended
	August 31,
	2018	2019	Pct. Change
Net revenues	1,250,432	1,639,396	31.1%
Operating income	155,880	127,257	(18.4%)
Non-GAAP operating income	188,947	182,197	(3.6%)
Net income/(loss) attributable to TAL	143,790	(21,704)	(115.1%)
Non-GAAP net income attributable to TAL	176,857	33,236	(81.2%)
Net income/(loss) per ADS attributable to TAL – basic	0.25	(0.04)	(114.5%)
Net income/(loss) per ADS attributable to TAL – diluted	0.24	(0.04)	(115.3%)
Non-GAAP net income per ADS attributable to TAL – basic	0.31	0.06	(82.0%)
Non-GAAP net income per ADS attributable to TAL – diluted	0.29	0.05	(81.8%)
Average Student Enrollments of normal priced long-term course	1,715,200	2,565,660	49.6%

“The second quarter revenue performance was based on the healthy and broadly distributed growth of our overall small class business across the cities we currently cover and the continued scaling of our online courses,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

“The core offline business of TAL remains the stable foundation of our business. We have expanded our learning center network and geographical presence to 69 cities by the end of the second quarter of fiscal 2020. We have made unremitting efforts to innovate and improve all areas of our education ideas, products and services, particularly through leveraging our advanced education resources in online and online related technologies, and will continue to do so in the coming years,” Mr. Luo added.

Financial Results for the Second Quarter of Fiscal Year 2020

Net Revenues

In the second quarter of fiscal year 2020, TAL reported net revenues of US$936.6 million, representing a 33.8% increase from US$699.8 million in the second quarter of fiscal year 2019. The increase was mainly driven by an increase in total Student Enrollments of normal priced long-term course, which increased by 54.5% to approximately 3,413,120 from approximately 2,208,640 in the same period of the prior year. The increase in total Student Enrollments of normal priced long-term course was primarily driven by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the second quarter of fiscal year 2020, operating costs and expenses were US$872.1 million, representing a 40.6% increase from US$620.1 million in the second quarter of fiscal year 2019. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$843.3 million, a 40.1% increase from US$602.0 million in the second quarter of fiscal year 2019.

Cost of revenues increased by 27.1% to US$418.8 million from US$329.6 million in the second quarter of fiscal year 2019. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 27.1% to US$418.5 million, from US$329.4 million in the second quarter of fiscal year 2019.

Selling and marketing expenses increased by 73.5% to US$263.3 million from US$151.7 million in the second quarter of fiscal year 2019. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 73.4% to US$258.9 million, from US$149.3 million in the second quarter of fiscal year 2019. The increase of selling and marketing expenses in the second quarter of fiscal year 2020 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 36.9% to US$190.1 million from US$138.8 million in the second quarter of fiscal year 2019. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 34.6% to US$165.9 million, from US$123.3 million in the second quarter of fiscal year 2019.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 59.4% to US$28.9 million in the second quarter of fiscal year 2020 from US$18.1 million in the same period of fiscal year 2019.

Gross Profit

Gross profit increased by 39.9% to US$517.8 million from US$370.2 million in the second quarter of fiscal year 2019.

Income from Operations

Income from operations decreased by 13.5% to US$69.9 million from US$80.9 million in the second quarter of fiscal year 2019. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 0.2% to US$98.8 million from US$99.0 million in the second quarter of fiscal year 2019.

Other (Expense)/Income

Other expense was US$55.6 million for the second quarter of fiscal year 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$54.2 million for the second quarter of fiscal year 2020, compared to nil for the second quarter of fiscal year 2019. Impairment loss on long-term investments was mainly due to other-than-temporary declines in the value of long-term investments in several investees.

Income Tax (Expense)/Benefit

Income tax benefit was US$8.1 million in the second quarter of fiscal year 2020, compared to US$15.5 million of income tax expense in the second quarter of fiscal year 2019.

Net Income/(Loss) Attributable to TAL Education Group

Net loss attributable to TAL was US$14.4 million in the second quarter of fiscal year 2020, compared to net income attributable to TAL of US$77.0 million in the second quarter of fiscal year 2019. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 84.8% to US$14.5 million, from US$95.1 million in the second quarter of fiscal year 2019.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net loss per ADS were both US$0.02 in the second quarter of fiscal year 2020. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.02.

Capital Expenditures

Capital expenditures for the second quarter of fiscal year 2020 were US$43.7 million, an increase of US$1.2 million from US$42.5 million in the second quarter of fiscal year 2019. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2019, the Company had US$1,288.4 million of cash and cash equivalents and US$253.8 million of short-term investments, compared to US$1,247.1 million of cash and cash equivalents and US$268.4 million of short-term investments as of February 28, 2019.

Deferred Revenue

The Company’s deferred revenue balance was US$497.6 million, compared to US$869.8 million as of August 31, 2018, representing a year-over-year decrease of 42.8% mainly due to the change of tuition fees collection schedule to meet certain regulatory requirement.

Financial Results for the First Six Months of Fiscal Year 2019

Net Revenues

For the first six months of fiscal year 2020, TAL reported net revenues of US$1,639.4 million, representing a 31.1% increase from US$1,250.4 million in the first six months of fiscal year 2019. The increase was mainly driven by the growth in average student enrollments, which increased by 49.6% to approximately 2,565,660 from approximately 1,715,200 in the same period of the prior year. The increase in average student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first six months of fiscal year 2020, operating costs and expenses were US$1,520.0 million, a 38.1% increase from US$1,100.8 million in the first six months of fiscal year 2019. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,465.0 million, a 37.2% increase from US$1,067.7 million in the first six months of fiscal year 2019.

Cost of revenues grew by 24.6% to US$735.7 million from US$590.6 million in the first six months of fiscal year 2019. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 24.5% to US$735.1 million from US$590.3 million in the first six months of fiscal year 2019.

Selling and marketing expenses increased by 70.0% to US$418.7 million from US$246.2 million in the first six months of fiscal year 2019. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 69.4% to US$410.2 million from US$242.2 million in the first six months of fiscal year 2019. The increase of selling and marketing expenses in the first six months of fiscal year 2020 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 38.5% to US$365.6 million from US$263.9 million in the first six months of fiscal year 2019. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 35.9% to US$319.7 million from US$235.3 million in the first six months of fiscal year 2019.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 66.1% to US$54.9 million in the first six months of fiscal year 2020 from US$33.1 million in the same period of fiscal year 2019.

Gross Profit

Gross profit grew by 37.0% to US$903.7 million from US$659.8 million in the first six months of fiscal year 2019.

Income from Operations

Income from operations decreased by 18.4% to US$127.3 million from US$155.9 million in the first six months of fiscal year 2019. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 3.6% to US$182.2 million from US$188.9 million in the first six months of fiscal year 2019.

Other (Expense)/Income

Other expense was US$86.9 million for the first six months of fiscal year 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$104.8 million for the first six months of fiscal year 2020, compared to US$9.7 million for the first six months of fiscal year 2019. Impairment loss on long-term investments was mainly due to other-than-temporary declines in the value of long-term investments in several investees.

Income Tax (Expense)/Benefit

Income tax benefit was US$10.9 million in the first six months of fiscal year 2020, compared to US$32.9 million of income tax expense in the first six months of fiscal year 2019.

Net Income/(Loss) Attributable to TAL Education Group

Net loss attributable to TAL was US$21.7 million in the first six months of fiscal year 2020, compared to net income attributable to TAL of US$143.8 million in the first six months of fiscal year 2019. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 81.2% to US$33.2 million from US$176.9 million in the first six months of fiscal year 2019.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net loss per ADS were both US$0.04, in the first six months of fiscal year 2020. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.06 and US$0.05, respectively.

Capital Expenditures

Capital expenditures for the first six months of fiscal year 2020 were US$85.1 million, an increase of US$13.9 million from US$71.2 million in the first six months of fiscal year 2019. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Business Outlook

Based on our current estimates, total net revenues for the third quarter of fiscal year 2020 are expected to be between US$826.2 million and US$843.8 million, representing an increase of 41% to 44% on a year-over-year basis.

If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 45% to 48% for the third quarter of fiscal year 2020.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2020 ended August 31, 2019 at 8:00 a.m. Eastern Time on October 24, 2019 (8:00 p.m. Beijing time on October 24, 2019).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	4843779

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 8:59 a.m. U.S. Eastern time, November 1, 2019 (8:59 p.m. Beijing time, November 1, 2019).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	4843779

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2020, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 69 key cities in China.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2019	As of August 31, 2019
ASSETS

Current assets
Cash and cash equivalents	$1,247,140	$1,288,449
Restricted cash-current	9,227	2,041
Short-term investments	268,424	253,843
Inventory	7,750	12,456
Amounts due from related parties-current	3,341	16,633
Income tax receivables	7,204	1,110
Prepaid expenses and other current assets	202,630	213,904
Total current assets	1,745,716	1,788,436
Restricted cash-non-current	7,334	7,240
Amounts due from related parties-non-current	1,747	2,398
Property and equipment, net	287,877	309,315
Deferred tax assets-non-current	29,179	57,214
Rental deposits	56,135	61,259
Intangible assets, net	74,776	64,026
Land use right, net	-	202,209
Goodwill	414,228	402,453
Long-term investments	850,695	673,549
Long-term prepayments and other non-current assets	267,404	70,744
Operating lease right-of-use assets	-	1,087,330
Total assets	$3,735,091	$4,726,173

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 98,436 and 105,387 as of February 28, 2019 and August 31, 2019, respectively)	$106,493	$112,246
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 401,027 and 468,307 as of February 28, 2019 and August 31, 2019, respectively)	433,610	496,288
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 18,504 and 17,012 as of February 28, 2019 and August 31, 2019, respectively)	24,375	53,058
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 291,728 and 335,719 as of February 28, 2019 and August 31, 2019, respectively)	365,195	401,359
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 36,670 and 44,285 as of February 28, 2019 and August 31, 2019, respectively)	38,743	12,494
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and August 31, 2019, respectively)	210,027	-
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and August 31, 2019, respectively)	5,275	-
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 230,512 as of February 28, 2019 and August 31, 2019, respectively)	-	262,717
Total current liabilities	1,183,718	1,338,162
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 2,497 and 1,333 as of February 28, 2019 and August 31, 2019, respectively)	2,497	1,333
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of 106 and 36 as of February 28, 2019 and August 31, 2019, respectively)	196	36
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 16,951 and 7,422 as of February 28, 2019 and August 31, 2019, respectively)	17,738	8,145
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to TAL Education Group of 465 and 435 as of February 28, 2019 and August 31, 2019, respectively)	465	435
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 752,925 as of February 28, 2019 and August 31, 2019, respectively)	-	823,477
Total liabilities	1,204,614	2,171,588

Equity
Class A common shares	127	130
Class B common shares	71	68
Class A common shares issuable	1,977	-
Additional paid-in capital	1,485,521	1,612,095
Statutory reserve	58,690	58,690
Retained earnings	920,314	898,610
Accumulated other comprehensive income/(loss)	17,047	(55,997)
Total TAL Education Group's equity	2,483,747	2,513,596
Noncontrolling interest	46,730	40,989
Total equity	2,530,477	2,554,585
Total liabilities and equity	$3,735,091	$4,726,173

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2018	2019	2018	2019
Net revenues	$699,783	$936,626	$1,250,432	$1,639,396
Cost of revenues (note 1)	329,565	418,803	590,647	735,678
Gross profit	370,218	517,823	659,785	903,718
Operating expenses (note 1)
Selling and marketing	151,700	263,258	246,207	418,657
General and administrative	138,798	190,056	263,949	365,641
Total operating expenses	290,498	453,314	510,156	784,298
Government subsidies	1,171	5,430	6,251	7,837
Income from operations	80,891	69,939	155,880	127,257
Interest income	19,259	17,783	35,822	33,870
Interest expense	(3,957)	(2,104)	(7,822)	(5,228)
Other (expense)/income	(355)	(55,555)	8,331	(86,886)
Impairment loss on long-term investments	-	(54,194)	(9,713)	(104,788)
Income/(loss) before provision for income tax and loss from equity method investments	95,838	(24,131)	182,498	(35,775)
Income tax (expense)/benefit	(15,532)	8,116	(32,864)	10,875
Loss from equity method investments	(4,081)	(1,358)	(7,138)	(2,689)
Net income/(loss)	76,225	(17,373)	142,496	(27,589)
Add: Net loss attributable to noncontrolling interest	765	2,973	1,294	5,885
Total net income/(loss) attributable to TAL Education Group	$76,990	$(14,400)	$143,790	$(21,704)
Net income/(loss) per common share
Basic	$0.41	$(0.07)	$0.76	$(0.11)
Diluted	0.38	(0.07)	0.72	(0.11)
Net income/(loss) per ADS (note 2)
Basic	$0.14	$(0.02)	$0.25	$(0.04)
Diluted	0.13	(0.02)	0.24	(0.04)
Weighted average shares used in calculating net income/(loss) per common share
Basic	189,483,546	197,940,260	189,250,482	197,550,175
Diluted	200,422,889	197,940,260	200,406,007	197,550,175

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2018	2019	2018	2019
Cost of revenues	$185	$318	$348	$565
Selling and marketing expenses	2,407	4,377	4,033	8,417
General and administrative expenses	15,509	24,161	28,686	45,958
Total	$18,101	$28,856	$33,067	$54,940

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income/(LOSS)

(In thousands)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2018	2019	2018	2019
Net income/(loss)	$76,225	$(17,373)	$142,496	$(27,589)
Other comprehensive (loss) /income, net of tax	(43,380)	(40,759)	43,329	(75,707)
Comprehensive income/(loss)	32,845	(58,132)	185,825	(103,296)
Add: Comprehensive loss attributable to noncontrolling interest	1,804	4,370	2,546	8,548
Comprehensive income/(loss) attributable to TAL Education Group	$34,649	$(53,762)	$188,371	$(94,748)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2018	2019	2018	2019
Cost of revenues	$329,565	$418,803	$590,647	$735,678
Share-based compensation expense in cost of revenues	185	318	348	565
Non-GAAP cost of revenues	329,380	418,485	590,299	735,113

Selling and marketing expenses	151,700	263,258	246,207	418,657
Share-based compensation expense in selling and marketing expenses	2,407	4,377	4,033	8,417
Non-GAAP selling and marketing expenses	149,293	258,881	242,174	410,240

General and administrative expenses	138,798	190,056	263,949	365,641
Share-based compensation expense in general and administrative expenses	15,509	24,161	28,686	45,958
Non-GAAP general and administrative expenses	123,289	165,895	235,263	319,683

Operating costs and expenses	620,063	872,117	1,100,803	1,519,976
Share-based compensation expense in operating costs and expenses	18,101	28,856	33,067	54,940
Non-GAAP operating costs and expenses	601,962	843,261	1,067,736	1,465,036

Income from operations	80,891	69,939	155,880	127,257
Share based compensation expenses	18,101	28,856	33,067	54,940
Non-GAAP income from operations	98,992	98,795	188,947	182,197

Net income/(loss) attributable to TAL Education Group	76,990	(14,400)	143,790	(21,704)
Share based compensation expenses	18,101	28,856	33,067	54,940
Non-GAAP net income attributable to TAL Education Group	$95,091	$14,456	$176,857	$33,236

Net income/(loss) per ADS
Basic	$0.14	$(0.02)	$0.25	$(0.04)
Diluted	0.13	(0.02)	0.24	(0.04)

Non-GAAP Net income per ADS
Basic	$0.17	$0.02	$0.31	$0.06
Diluted	0.16	0.02	0.29	0.05

ADSs used in calculating net income/(loss) per ADS
Basic	568,450,639	593,820,780	567,751,446	592,650,525
Diluted	601,268,668	593,820,780	601,218,021	592,650,525

ADSs used in calculating Non-GAAP net income per ADS
Basic	568,450,639	593,820,780	567,751,446	592,650,525
Diluted	601,268,668	619,765,083	601,218,021	619,754,673